DC
No ACT
P.E. 1-4-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044046

February 5, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2007

Re: The Home Depot, Inc.
Incoming letter dated January 4, 2007

Dear Mr. Grabar:

This is in response to your letter dated January 4, 2007 concerning the shareholder proposal submitted to Home Depot by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jon F. Walters
Trustee
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
ROME · MILAN · HONG KONG · BEIJING

Writer's Direct Dial: (212) 225-2414
E-Mail ngrabar@cgsh.com

January 4, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2007 JAN -8 PM 12:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: The Home Depot, Inc. – Shareholder Proposal of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal"), dated October 19, 2006, made by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"). The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent. Based on the expected filing date of the Company's definitive 2007 Proxy Materials, this letter is timely under Rule 14a-8(j).

The Company believes that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(f), because the Proponent has failed to provide, within 14 days of receipt of the Company's request, documentary support evidencing the continuous beneficial ownership of the Company's shares for at least one year by the date of the Proposal.

On October 19, 2006, the Proponent submitted the Proposal for inclusion in the 2007 Proxy Materials. The cover letter to the Proposal stated that the record holder of the shares would provide the appropriate verification of the Proponent's beneficial ownership by a separate letter. A copy of the letter from the Proponent, including the cover letter, the Proposal and the supporting statement, is attached as Exhibit A to this letter.

After determining that the Proponent is not a record holder of the Company's shares, the Company requested, by letter dated October 27, 2006 (the "Notification Letter"), that the Proponent submit proof of ownership within 14 days. The letter was delivered to the Proponent on October 30, 2006, within 14 days of receiving the Proponent's letter in compliance with Rule 14a-8(f)(1). A copy of the Notification Letter and its receipt confirmation is attached hereto as Exhibit B.

On November 7, 2006, the Company received a letter (the "Verification Letter") from Mellon Trust of New England ("Mellon"), custodian of the Company's shares for the Proponent. A copy of the Verification Letter is attached as Exhibit C to this letter.

Rule 14a-8(b)(2) states that "you must have continuously held . . . the company's securities . . . for at least one year by the date you submit the proposal." Rule 14a-8(b)(2)(i) provides that a proponent may "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

The Proponent has failed to provide evidence that it has satisfied the continuous holding period requirement of Rule 14a-8(b). To demonstrate its eligibility, the Proponent was required to submit proof of continuous ownership of the Company's shares from October 19, 2005 through October 19, 2006, the date it submitted the Proposal. In the Verification Letter, Mellon states that "[t]he [Proponent] has held at least $2,000 worth of The Home Depot, Inc. common stock for the past year." This statement of ownership was dated November 7, 2006. Mellon accordingly attested that Proponent had held the requisite shares from November 7, 2005 through November 7, 2006. The Proponent has failed to provide evidence that it held the requisite shares from October 19, 2005 through November 7, 2005.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). In *Toll Brothers, Inc.* (Jan. 10, 2006), the Staff allowed the company to exclude a shareholder proposal in circumstances identical to the present case, because Mellon Trust of New England failed to provide proof of ownership preceding October 21, 2005, the date of proposal submission, by stating in its letter, dated November 8, 2005, that the proponent held the stock for "for the past year." *See also, Nabors Industries Ltd.* (Mar. 8, 2005) (the letter from a bank stating ownership for more than one year "prior to January 12, 2005" was insufficient to provide proof of ownership for the year preceding January 7, 2005, the date of proposal submission) and *Eastman Kodak Company* (Feb. 7, 2001) (broker letter stating ownership from November 1, 1999 through November 1, 2000 was insufficient to provide proof of ownership for the year preceding November 21, 2000, the date of proposal submission).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency after notification by the Company.

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(b) and 14a-8(f) and respectfully requests that the Staff not recommend enforcement action if the Company does so. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks the Proponent to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicholas Grabar/RW

Nicolas Grabar

cc: Mr. Jon F. Walters
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street, N.W.
Washington, D.C. 20001

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Proponent's Letter and Proposal)

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 900 Seventh Street, NW • Washington, DC 20001

October 19, 2006

VIA FACSIMILE (770-384-5842) AND U. S. MAIL

Mr. Frank L. Fernandez
Executive Vice President, Secretary and General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Dear Mr. Fernandez:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in The Home Depot, Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2007.

The proposal relates to a **"Require Holding of Option Proceeds"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 61,818 shares of The Home Depot, Inc. common stock and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2007 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters

Jon F. Walters
Trustee

JFW:daw
Enclosure

Form 872

RESOLVED: The shareholders of The Home Depot, Inc. ("Company") urge the Board of Directors to adopt a policy under which senior executives and directors commit to hold throughout their tenure at least 75 percent of all Home Depot shares that they obtain by exercising stock options or receiving other equity-based compensation. The board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan. In adopting such a policy, it is requested that the Compensation Committee of the Board of Directors shall report to stockholders regarding the adoption of such a policy and other information relevant to the proposal, before the Company's 2008 annual meeting.

SUPPORTING STATEMENT

We are concerned that The Home Depot, Inc equity-based compensation plans do not require senior executives and directors to retain shares once they acquire them. In our opinion, this can encourage senior executives and directors to act to boost the company's short-term performance to the detriment of long-term shareholders.

This resolution proposes to align the interest of directors and senior executives more closely with the interest of shareholders by Home Depot to adopt a policy that its directors and senior executives will hold throughout their tenure at least 75 percent of the Company shares that they obtain by exercising options or receiving other equity-based compensation. This policy, which is similar to one adopted at Cooper Industries, will decouple equity compensation for senior executives and directors from short-term price movements and encourage an emphasis on longer-term gains, while still allowing directors and executives adequate flexibility with respect to their holdings.

We believe such a policy is particularly appropriate at The Home Depot, Inc in view of its June 16, 2006 disclosure that in five instances the date used to approve an option grant was later than that used to determine its exercise price. This follows the Company's confirmation in June that it was the subject of an SEC investigation regarding stock-option grants.

We believe that in light of such disclosures it is prudent for The Home Depot to adopt this policy to reassure its shareholders and the public that its equity compensation programs are valid and aligned with long-term shareholder interests.

We urge you to vote FOR this resolution.

Exhibit B

(Notification Letter to the Proponent and its Receipt Confirmation)

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2414
E-Mail: ngrabar@cgsh.com

October 27, 2006

VIA FEDERAL EXPRESS

Mr. Jon F. Walters
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
900 Seventh Street, N.W.
Washington, D.C. 20001

Dear Mr. Walters:

I am writing about your fax dated October 19, 2006, addressed to Mr. Frank L. Fernandez of The Home Depot, Inc., regarding a shareholder proposal made on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") concerning the holding of option proceeds for senior executives and directors.

First of all, let me thank the Fund on the Company's behalf for submitting its proposal. The Company values all proposals submitted by its shareholders and wants to make the most of this opportunity to work with the Fund.

Before we can process the Fund's shareholder proposal, it needs to remedy a deficiency so that its proposal satisfies the eligibility requirements of Rule 14a-8 under the Exchange Act. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- a written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have not received verification of the Fund's ownership of Home Depot shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the number provided above. Thank you.

Very truly yours,

Nicolas Grabar

Enclosure

Track Shipments

Detailed Results

Quick Help

Tracking number	848123998140	**Reference**	16830 - 000 22298
Signed for by	R.CAMPBELL	**Delivered to**	Mailroom
Ship date	Oct 27, 2006	**Service type**	Standard Pak
Delivery date	Oct 30, 2006 9:38 AM	**Weight**	1.0 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Oct 30, 2006	9:38 AM	Delivered		
	9:14 AM	Delivery exception	WASHINGTON, DC	Customer not available or business closed
	7:33 AM	On FedEx vehicle for delivery	WASHINGTON, DC	
	6:08 AM	At local FedEx facility	WASHINGTON, DC	
Oct 28, 2006	9:59 AM	At dest sort facility	DULLES, VA	
	6:53 AM	Departed FedEx location	NEWARK, NJ	
	12:57 AM	Departed FedEx location	NEWARK, NJ	
Oct 27, 2006	11:10 PM	Arrived at FedEx location	NEWARK, NJ	
	10:20 PM	Left origin	NEW YORK, NY	
	8:32 PM	Picked up	NEW YORK, NY	

Exhibit C

(Proponent's Verification Letter)

Mellon

Mellon Global Securities Services

November 7, 2006

Mr. Frank L. Fernandez
Executive Vice President, Secretary and General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

RE: Require Holding of Option Proceeds

Dear Mr. Fernandez:

Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian for the IBEW Pension Benefit Fund, which held 61,818 shares of The Home Depot, Inc. common stock on October 19, 2006. The fund has held at least $2,000 worth of The Home Depot, Inc. common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8(a)(1) of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-1120 if you have any questions on the shares of The Home Depot, Inc. common stock held at Mellon Trust of New England for the IBEW Pension Benefit Fund.

Very truly yours,

Hadas Gebremusie
Hadas Gebremusie
Assistant Vice President

cc: Chris Johansson, IBEW Pension Benefit Fund

135 Santilli Highway • Everett, MA 02149-1950
www.mellon.com

A Mellon Financial Company.℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 4, 2007

The proposal relates to equity-based compensation.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Home Depot's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END